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September 18, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.
Amendment No. 3 to Confidential Draft Registration Statement on Form F-1
Submitted August 26, 2014
CIK No. 1594124

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated September 9, 2014, relating to the Company’s draft registration statement on Form F-1 confidentially submitted to the Staff on August 26, 2014 (the “August 26 Draft Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 9, 2014. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

The Company has responded to the Staff’s comments by revising the August 26 Draft Registration Statement, providing an explanation if the Company has not so revised the August 26 Draft Registration Statement or providing supplemental information as requested.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK

PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Registration Statement.

The Company respectfully advises the Staff that the Company plans to file an amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around October 8, 2014 and commence the road show for the proposed offering immediately thereafter. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

1.              Please expand the disclosures you provided in response to comment 4 in our letter dated August 15, 2014 to revise page 63 to disclose the percentage of owned capacity for which the price of electricity is fixed and the percentage for which the price is variable and determined by the spot price as of the most recent balance sheet date and revise page 97 to disclose current pricing terms for Greece. Also, based on your response to prior comment 15 from our letter dated July 14, 2014, please clarify why you believe the pricing terms disclosed on page 108 are consistent with your response letter.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement to disclose the percentage of owned capacity for which the price of electricity is fixed and the percentage for which the price is variable and determined by the spot price as of the most recent balance sheet date and revised the disclosure on page 98 of the Registration Statement to disclose current pricing terms for Greece by cross-referencing to the Regulation section.

The Company respectfully advises the Staff that the pricing terms disclosed on page 109 are consistent with its response to the Staff’s prior comment 15. The following is a comparison of the pricing terms for each country as disclosed on page 109 of the Registration Statement and the Company’s response to the Staff’s prior comment 15. The Company has also revised the disclosure on page 109 of the Registration Statement to further clarify the FIT terms in Greece and the Czech Republic.

Region	Page 109	Comment#15
Greece

Fixed with option to amend.

(i) Before April 1, 2014, the FIT term was base FIT with annual inflation adjustment based on the pricing matrix established by the Ministry of Environment, Energy and Climate Change. (ii) On or after April 1, 2014, the FIT term has been fixed FIT based on a pricing matrix for the 20-year term of the PPA with an option at the time of extension for a seven-year term to (1) have a fixed FIT based on a pricing matrix published by the authority at the time of extension or (2) a fixed price of EUR0.09 per kWh calculated according to a formula.

The PPAs do not set price directly but refer to relevant laws and regulations. Under prevailing Greek Law, all PPAs are regulated and therefore all pricing is established by the Ministry of Environment, Energy and Climate Change in accordance with a pricing matrix which specifies a market rate per unit of output applicable to solar parks based on the solar park capacity and year of connection to the grid. Annually, the Ministry of Environment, Energy and Climate Change resets the market rates for each category in accordance with the pricing matrix. Due to the regulated nature of the market in Greece, and lack of an available secondary market, the Company believes the pricing in accordance with the pricing matrix as established by the Ministry of Environment, Energy and Climate Change. Accordingly, the pricing per the PPAs for each unit of output is based on the current market rate at the time of delivery.

…the Company notes that it has considered the implication of the recent revisions of Feed-in Tariff policies in Greece. The revisions primarily consisted of (1) a reduction of Feed-in Tariff rate by more than 30%; and (2) an extension of the 20 year duration of PPA duration by additional seven years for solar parks with less than 12 years of operating history. During the extension period, the Company has two options on pricing to be either the price calculated based on the pricing matrix set by the regulatory body or a price calculated according to a formula. …As such, the PPAs would be considered to contain leases under IFRIC 4 as a result of the modification. Furthermore, the

Company preliminarily concluded these modified PPAs should be accounted as operating lease under IAS 17, Leases.
Japan	Fixed

The price, as stated in the PPAs, is fixed per unit of output for 20 years, and there are no adjustments or variability of the price, under the terms of the Feed-in-Tariff Scheme for Renewable Energy in Japan.

Czech Republic

Fixed with 2% annual inflation rate

The FIT term is fixed FIT based on a pricing matrix established by the Energy Regulatory Office with a 2% annual inflation adjustment to market rate reset by the Energy Regulatory Office.

The PPAs do not set price directly but refer to relevant laws and regulations. Under prevailing Czech Law, all PPAs are regulated and therefore all pricing is established by the public regulator — Energy regulatory office (“ERÚ”), in accordance with a pricing matrix which specifies a market rate per unit of output applicable to solar parks based on the capacity of the solar park and year of connection to the grid. Annually, ERU resets the market rates for each category in accordance with the pricing matrix. Due to the regulated nature of the market in Czech, and lack of an available secondary market, the Company believes the pricing established by the ERU in accordance with the pricing matrix represents a market rate.

Spain	No PPAs	Not applicable. The electricity is sold to the market through market representative.
Bulgaria	Fixed with 0.67% annual inflation rate	Not mentioned.

2.              Please revise your disclosure related to the impairment loss you recorded on amounts due from other related parties on page 78 to disclose the total amount due, explain how you determined the amount of the impairment you recorded, and explain how you determined the remaining amount due is recoverable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 79 of the Registration Statement to disclose (i) the total amount due from other related parties, (ii) the basis for the Company’s determination of the impairment amount recorded and (iii) that the remaining amount due is recoverable.

Legal proceedings, page 121

3.              We note the description of litigation in Note 26 to the consolidated financial statements on page F-57. Please revise to disclose information on this litigation in this Legal Proceedings section pursuant to Item 103 of Regulation S-K or tell us why you are not required to do so.

The Company notes the Staff’s comment. The Company respectfully advises the Staff that the Company believes Item 103 of Regulation S-K does not require the disclosure in Legal Proceedings the litigation described in Note 26 to the consolidated financial statements.

Instruction 2 to Item 103 of Regulation S-K provides that “No information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis. …” The Company respectfully advises the Staff that the pending proceeding in Greece involves primarily a claim for damages. According to the plaintiff’s latest invitation for settlement that the Company received on July 28, 2014, the plaintiff’s current claim is US$2.0 million (Euro1.5 million), which is less than 10 percent of the US$76.6 million of current assets of the Company and its subsidiaries on a consolidated basis as of June 30, 2014. As of June 30, 2014, the Company made a legal provision of US$571,662 for any potential loss arising from the pending proceeding in Greece. The Company also respectfully advises the Staff that the Company is not aware of any other proceeding that has in large degree the same legal and factual issues as the current pending proceeding.

Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

4.              We note your response to comment 7 in our letter dated August 15, 2014, including your clarification regarding third-party debt you assumed in the acquisition that you excluded from the investment test under Rule 3-05 of Regulation S-X. Please tell us where the debt you assumed is recorded in your financial statements after the acquisition or explain when and how it was settled.

The Company respectfully notes that in November 2013, the Company entered into a series of related agreements contemporaneously with its former associate, ChaoriSky Solar and its subsidiaries (together “ChaoriSky”) and ChaoriSky Solar’s 70% equity owner and their controlled subsidiaries (together “Chaori”), pursuant to which the Company’s 30% equity interest in ChaoriSky was transferred to Chaori, all of the outstanding balances of the Company were net settled and the Company acquired the entire equity interest of the certain entities holding 5 solar parks.  Prior to the net settlement pursuant to these arrangements, the Company held US$64.6 million in accounts receivable from ChaoriSky and a 30% equity interest in ChaoriSky Solar with a carrying amount of zero at the time of the disposition.  The net effect of this series of transactions was to i) transfer the 30% equity interest in ChaoriSky to Chaori, ii) acquire the entire equity interests of certain entities holding 5 IPP solar parks in Greece previously controlled by ChaoriSky Solar for a cost of US$ 65.2 million, and iii) settlement of the Company’s accounts receivable balance US$64.6 million from ChaoriSky, and incur a net amount payable to Chaori of approximately US$0.6 million.  The Company has revised the disclosure on page F-64 of the Registration Statement to reflect the fact that the net settlement of these amounts was accomplished by the execution of a series of related agreements, entered into contemporaneously.

A summary of these transactions and the sequence in which they were executed to effect the net settlement (including the net settlement of the debt assumed of US$25.0 million that is the subject of the Staff’s comment) are as follows:

i)                Transfer the 30% equity interest in ChaoriSky Solar on November 13, 2013 for a purchase consideration of US$6.3 million payable to the Company per the contract,

ii)             acquire the equity interests in the legal entities holding the 5 IPP solar plants on November 18, 2013 for purchase consideration comprised of US$18.8 million payable to the Company and assumption of the entities’ liabilities, including the US$25.0 million debt referenced in the Staff’s comment, and

iii)          on November 18, 2013, immediately following the transfer in ii) the amounts payable, including the US$18.8 million, US$27.7 million originally payable to the Company by the acquired entities and the US$25 million (the debt referenced in the Staff’s comment originally payable to Chaori) were assigned to one legal entity of the Company and then net settled against the accounts receivable held by the Company of US$ 64.6 million, as well as the US$6.3 million payable to the Company (referenced in step i), resulting in a net payable to Chaori of US$0.6 million.

The Company determined for purposes of the S-X 3-05 calculation the cost of the acquired businesses in the manner specified by the notes to section 2015.6 of the Financial Reporting Manual, in the following manner:

		US$
Purchase consideration		18,764,241
Less:	Amount due from the entities	14,347
Add:	Amount due to the Company	27,733,151
	Assumption of debt	25,030,833
Cost of business		71,513,878
Less:	Exclusion of pre-acquisition debt assumed	25,030,833
Adjusted cost for investment test		46,483,045	(a)

(a) 17% significance test result

Accordingly, and in response to the Staff’s comment, the US$25 million in debt which was excluded from the investment test as discussed in the Company’s response to Comment 7 of the comment letter dated August 15, 2014, was net settled on November 18, 2013, the date of acquisition.

The Company respectfully acknowledges that an alternative view to articulate the cost of the business, or purchase consideration, might be to look through the series of transactions to their net effect, which would be the exchange of US$64.6 million of receivables plus debt of US$0.6 million in exchange for the legal entities comprising the 5 IPP solar parks, representing a cost of the acquired businesses of approximately US$65.2 million.  However, based on the form of the transaction, the Company respectfully submits that the determination of the cost of the businesses acquired for purposes of the investment test, as noted above, is consistent with the FRM guidance. Therefore, pursuant to the S-X Rule 3-05 investment test (as well as the Income and Asset Tests, as were discussed in our previous response to the Staff’s comment #21 submitted on August 2, 2014), the acquisition was determined to not be significant, and no separate financial statements are required to be provided under S-X Rule 3-05.

Further, in responding to the Staff’s comment, the Company became aware of an immaterial error in the disclosure in Note 32, which it has now revised related to the actual purchase consideration US$65.2 million and related purchase price allocation, the net effect of which was to revise the disclosure to reflect the recorded carrying amount of the solar park fixed assets at approximately 59 million. This revision has no impact on the consolidated balance sheet, which has always reflected this accounting, and accordingly, the Company does not believe this revision in disclosure is material.

In response to the Staff’s comments, the Company has revised the disclosure on page F-64 of the Registration Statement as noted above, and made conforming revisions to page 121 and page 151 of the Registration Statement.

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If it would facilitate your review of the Registration Statement, we would be pleased to provide an electronic copy of the Registration Statement in PDF format.

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

Enclosures

cc:	Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP
Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP